                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For September 9, 2004


                        Distribution and Service D&S, Inc
                  --------------------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
            --------------------------------------------------------
                                    Quilicura
                             -----------------------
                                    Santiago
                           ---------------------------
                                      Chile
                           --------------------------
                    (Address of principal executive offices)


                             Form 20-F x Form 40-F
                                       --          --


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes   No x
                                      --   --


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                                   [D&S LOGO]

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                 [LIDER GRAPHIC] [LIDER GRAPHIC] [LIDER GRAPHIC]

AFTER THE CLOSE OF THE PREEMPTIVE RIGHTS PERIOD:

D&S RAISED US$247 MILLION IN ITS CAPITAL INCREASE

-According to the CFO, Mr. Miguel Nunez, the successful completion of the process is explained by market support of the Company's current strategy.

Santiago, September 8, 2004.-
In a letter from Distribucion y Servicio D&S S.A.(NYSE: DYS; Latibex: XDYS) to the Chilean Superintendency of Securities and Insurance, the Company stated that after the close of the preemptive rights period last Saturday, 248,381,101 shares of the total 250,000,000 corresponding to the capital increase were subscribed, yielding total proceeds of Ch$153,996,282,620 (US$247 million).

The Company's CFO, Mr. Miguel Nunez, expressed his satisfaction with the result and attributed it to "market support of the strategy implemented by the Company, which is evidenced both by the 99.35% subscription of the capital increase as well as by the great demand for the Company's stock during days following the sale of shares on the Santiago Stock Exchange".

D&S's shares closed yesterday on the Santiago Stock Exchange at Ch$677.89, which is up 9.3% from the price set by the Company for the capital increase (Ch$620).

The unsubscribed shares (corresponding to preemptive rights not subscribed by individual investors) will be offered in the market in order to complete the subscription of the 250 million shares. These shares will be sold by the Company in Chile.


                                         For further information please contact:
                                                Miguel Nunez, CFO: mnunez@dys.cl
                                                                   -------------
                                                      Telephone: (56 2) 399-6670
                                          Loreto Bradford, IRO: lbradford@dys.cl
                                                                ----------------
                                                      Telephone: (56 2) 399-6677



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             AV. PRESIDENTE EDUARDO FREI MONTALVA # 8301 - QUILICURA
               TELEFONO : (56-2) 200 5000 - FAX : (56-2) 200 5100
                          INTERNET : http://www.dys.cl
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DISTRIBUCION Y SERVICIO D&S S.A.







                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                   DISTRIBUCION Y SERVICIO D&S S.A.



                                   By:/s/ Miguel Nunez
                                      --------------------
                                        Chief Financial Officer










Dated:  September 9, 2004